

Mail Stop 3720

October 18, 2007

Mr. John F. DeLorenzo
Chief Financial Officer
Entravision Communications Corp.
2425 Olympic Blvd.
Suite 6000 West
Santa Monica, CA 90404

> **Re:** **Entravision Communications Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 1-15997**

Dear Mr. DeLorenzo,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Application of Critical Accounting Policies and Accounting Estimates, page 56

Goodwill and Indefinite Life Intangible Assets, page 57

1.   In future filings revise to clearly disclose the unit of accounting used to test your broadcasting licenses for impairment. In your response, please provide us with your revised disclosures.

Sensitivity of Critical Accounting Estimates, page 59

2.   We note that you utilized an independent third-party valuation to assist in the determination of the value of certain assets in your Radio and Outdoor segments. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 3. Acquisitions and Dispositions, page F-16

3.   We note that you have identified intangible assets in the purchase price allocation table as presented on page F-18 as one line item. Please revise to disclose the total amount assigned and the individual amount assigned to each major intangible asset class. We refer to paragraph 44 of SFAS No. 142.

4.   We refer to the 2006 sale of radio station assets in San Francisco/San Jose, Tucson and Dallas, Texas markets. We note that you determined that the assets sold in 2006 did not constitute components of an entity as defined by paragraph 41 of SFAS No. 144; and therefore, you have not presented discontinued operations associated with these markets. Paragraph 4 of SFAS No. 144 states that an asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. It appears, from your discussion of results of operations in MD&A, that you are able to identify the impact that disposal had on 2006 operations. Please tell us in sufficient detail how you evaluated paragraph 41 of SFAS No. 144 to arrive at the conclusion not to classify the disposal of these markets as discontinued operations.

5.   Please revise to provide a description of the facts and circumstances that led to the disposal of the assets serving the Dallas, Texas market and the carrying amounts of the major classes of assets and liabilities included as part of the disposal group. See paragraph 47 of SFAS No. 144 for further guidance.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR and understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director